EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation | Through Quarterly Reporting Period March 31, 2012


AMC
McCHORD
21104
CALTEX
BOSCH

General FINANCE CORPORATION

NASDAQ: GFN

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

General Finance at a Glance

- A holding company that acquires, operates and enhances value for businesses in the mobile storage and modular space industries (portable services)
- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries
- Ownership in leading providers of mobile storage and modular space businesses operating in highly fragmented markets
  - 50.01% ownership of Royal Wolf Holdings Ltd.
  - 100% ownership of Pac-Van, Inc.
- TTM consolidated revenue of $207.6 million; TTM consolidated adjusted EBITDA of $45.1 million

ROYAL WOLF





Pac-Van

GFN: Reasons to Invest

- Seasoned, global expertise in portable services industry at holding company level
- Strong Royal Wolf performance bolstered by healthy local economy and unmatched competitive leadership
- Pac-Van upside opportunity through three-pronged growth strategy
- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class
- Financial flexibility and sound prospects for growth and improved performance
- Current valuation offers attractive entry point with clear and compelling upside opportunity

GFN Management: Seasoned, Global Expertise

Ronald F. Valenta President and CEO	Founder, president and CEO of Mobile Services Group, Inc.; director of the National Portable Storage Association; SVP of Public Storage, Inc.; Arthur Andersen & Co.
Charles E. Barrantes Executive VP and CFO	VP and CFO of Royce Medical Company; CFO of Earl Scheib, Inc.; 30 years of experience in accounting and finance including >10 years with Arthur Andersen & Co.
Jeffrey A. Kluckman Executive VP, Business Development	15-year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)
Christopher A. Wilson VP, General Counsel and Secretary	General counsel and assistant secretary of Mobile Services Group, Inc.; corporate law at Paul, Hastings, Janofsky & Walker LLP; J.D. from Loyola Law School and BA from Duke University

- **>50 collective years of expertise in the rental services industry, including portable services**
- **M&A activity (at GFN and subsidiaries) draws on Mr. Valenta's successful completion and integration of 100+ acquisitions in past 15 years , Mr. Kluckman's 110+ transactions**

Royal Wolf Holdings at a Glance


Customer Segments
(YTD March 31, 2012)
Consumer 18%
Other 14%
Construction 19%
Manufacturing 9%
Retail 9%
Resources 12%
Moving & Transportation 19%

- Sells and leases container solutions in 3 key product areas
  - Portable storage
  - Portable buildings
  - Freight
- 21,000 customers across 19 industries
- Trades publicly on the ASX under the symbol "RWH"
- TTM (3/31/12) revenues of US$140.4 million
- TTM (3/31/12) adjusted EBITDA of US$36.4 million






Royal Wolf's Leadership

Experienced and committed senior management supported by Board of Directors with combined over 140 years of relevant experience

Robert Allan Chief Executive Officer	30 years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International
Greg Baker Chief Financial Officer	20+ years experience in senior accounting and finance; as Royal Wolf CFO, has overseen successful implementation of enhanced financial reporting systems and optimized reporting and compliance discipline; senior finance roles at Westpac Banking Corporation and Fujitsu Australia
3 additional senior executives	Average 14+ years experience in equipment leasing industry

Royal Wolf's Fleet and Network

Largest lease fleet in Australia and New Zealand

(in units)


28,603
8,328
1490
18,785
FY08
28,227
8,020
1,758
18,449
FY09
26,927
6,309
2,037
18,581
FY10
30,170
7,504
2,227
20,439
FY11
35,340
9,002
3,038
23,300
3QFY12
Portable buildings
Freight
Total


Darwin
NT
Cairns
Townsville
QLD
WA
Brisbane (1 NA and 1 CSC)
Geraldton
SA
Gold Coast
Perth North (Bayswater)
NSW
Sydney (1 NA and 2 CSCs)
Newcastle
North Harbour
Perth South
(Bibra Lake)
ACT
Central Coast
Auckland
Adelaide
VIC
Canberra
Bay of Plenty
Melbourne West (Sunshine)
Melbourne East
(Clayton)
Hamilton
Wellington
TAS
Hobart
Christchurch
Customer Service Centres
National Accounts Management Team

Integrated business model (procurement, modification, design and delivery) capitalizes on strategically located customer service centers and specialized national accounts management team

Royal Wolf's Competitive Advantages

- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%
- Relatively new fleet, with 52% built in the last six years
- 94 unique container products offered across 3 product segments
- Diversified blue chip customer base across 19 industries
- National accounts capabilities to service large multi-region customers
- In house design and engineering capabilities to meet customer requirements

Royal Wolf's Growth and Expansion Profile

Over Past 5 Years

- Lease fleet growth of 13% per year
- 12 acquisitions completed
- 11 new product lines introduced

Key Financial Drivers

- Increasing revenue associated with the resources end market
- Fleet expansion combined with increasing pricing
- Continued margin expansion due to increasing leasing opportunities, further shift toward higher margin products

Royal Wolf Financial Summary


A$ Millions
$150.0
$100.0
$50.0
$0.0
27.0%
26.0%
25.0%
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
$122.9
$111.8
$127.5
$93.8
$100.6
20.0%
22.2%
23.1%
26.9%
$24.6
$24.9
$30.1
$21.7
$27.1
FY09
FY10
FY11
9mo11
9mo12
Revenue
Adjusted EBITDA
EBITDA Margin

- EBITDA CAGR of 33.5% (FY2006 to FY2011)
- Margin expansion to 26.9% from 10.5% (FY2006 to FY2012)
- Expected annual pro forma EBITDA growth to over $35 M in FY12

GeneralFINANCE CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van at a Glance

- Leases and sells portable storage and office containers, mobile offices, modular buildings, ancillary products and related services throughout the U.S. and Canada.
- TTM (3/31/12) revenues of $67.2 million
- TTM (3/31/12) adjusted EBITDA of $11.4 million
- TTM revenue composition: Leasing 61%, Sales 39%













Pac-Van Management

Combined 85 years of relevant experience

Ted Mourouzis President and COO	15 years with Pac-Van, 13 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University
Jim Dunmyer VP, Finance	15+ years experience in accounting and financial management including 3 years in public accounting with Deloitte & Touche; MBA from Wright State University and BA from DePauw University ; CPA
5 additional senior executives	12 years average tenure with Pac-Van

Pac-Van's Fleet Composition

- Storage containers
- Office containers
- Mobile offices
- Modular buildings

Distribution by Quantity

(At March 31, 2012)


Mobile offices 40%
Modular buildings 8%
Container offices 11%
Portable storage containers 41%

Customer Segments

(YTD March 31, 2012)


Other 1%
Construction 33%
Retail 4%
Govt. 16%
Industrial 20%
Education 3%
Services 11%
Commercial 12%

Distribution by Gross Book Value

(At March 31, 2012)


Container offices 11%
Mobile offices 45%
Portable storage containers 11%
Modular buildings 33%

Pac-Van's Footprint

- 27 branches in 18 states in the U.S. and 1 province in Canada
- Highly fragmented portable storage container market in U.S. and Canada



Edmonton, Alberta, Canada
Salt Lake City
Bakersfield
Las Vegas
LA-Chino
Phoenix
Denver
Kansas City
St. Louis
Chicago
Pittsburgh
Trenton
Louisville
Charleston
Memphis
Nashville
Charlotte
Atlanta
Dallas
Jacksonville
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo

Pac-Van Financial Summary


$ Millions
$100.0
$50.0
$0.0
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
$77.1
27.0%
$20.8
$57.1
22.4%
$12.8
$55.9
18.8%
$10.5
$67.2
$11.4
17.0%
$41.1
19.7%
$8.1
$52.5
17.1%
$9.0
FY09
FY10
FY11
TTM (3/31/12)
9mo11
9mo12
Revenue
Adjusted EBITDA
EBITDA Margin

Pac-Van's post recession performance beginning to improve

- TTM Adjusted EBITDA is up 9% from the FY11 trough
- Leasing revenues have been higher on a year over year basis for the last six quarters
- Quarterly average number of new leases and average index (mix adjusted) pricing have each increased on a year over year basis for seven consecutive quarters

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van's Strategic Initiatives

Increase market penetration in portable storage and office containers by making incremental investments in container fleet to leverage attractive returns of this asset class

↓

Pursue selective, accretive acquisitions that will enhance or expand branch network and geographic footprint, help diversify business away from the construction sector

↓

Focus on penetrating new and existing sectors that are experiencing strong demand

Capital Structure

	GFN	Royal Wolf	Pac-Van
Consolidated cash	• $7.8 million		
Debt	• $15.0 million Senior Subordinated Note	• $92.7 million outstanding on $114.3 million Senior Credit Facility • $0.5 million other debt	• $62.8 million outstanding on $85.0 million Senior Credit Facility • $ 0.6 million other debt
Common equity	• 22.0 million shares outstanding	• 100.4 million shares outstanding • 50.01% owned by General Finance	• 100.0% owned by General Finance
Redeemable preferred stock	• $0.1 million		
Cumulative preferred stock	• $1.4 million		

- *Royal Wolf figures are translated into U.S. Dollars based on 1.039 AUD/USD as of 3/31/12*
- *$15.0 million Senior Subordinated Note at General Finance Corp is being serviced by cash flows from Pac-Van*

Capital Investment Strategy

EXPERIENCE

Demonstrated track record of implementing operational changes and cost controls combined with acquisitions

OPPORTUNITIES

Grow subsidiaries' lease fleets

Pursue accretive acquisitions of portable storage container businesses

STRATEGY

Acquire and operate businesses primarily in mobile storage and modular space industries (portable services)

TARGETS

Existing or potential market leadership

Strong management teams

Mobile storage (containers) fleet

Strong leasing revenues

Consolidated Financial Summary

Financial highlights (YTD fiscal year 2012 versus YTD fiscal year 2011):

- Increased revenues by 19% to $157.1 million
- Increased adjusted EBITDA by 26% to $34.2 million
- Net income attributable to common shareholders was $2.3 million
- Total unit lease fleet utilization was 80% at quarter end


$ Millions
$200.0
$150.0
$100.0
$50.0
$0.0
22.0%
21.5%
21.0%
20.5%
20.0%
19.5%
19.0%
18.5%
18.0%
$146.5
$24.6
21.9%
$156.3
$24.9
20.1%
$182.3
$30.1
20.8%
$131.7
$27.1
20.6%
$157.1
$34.2
21.8%
FY09
FY10
FY11
9mo11
9mo12
Revenue
Adjusted EBITDA
EBITDA Margin

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

GFN Valuation Analysis

NASDAQ: GFN	
Recent share price	$2.90
Value	Derived by combining value of operating subsidiaries and value of holding company structure
Royal Wolf ownership	GFN's ownership interest in Royal Wolf is worth approximately $105 million or $4.77 per equivalent share of GFN
GFN market capitalization	$63.8 million
Discount	US investors applying a substantial negative value to GFN's ownership in Pac-Van and to holding company value

Significant value discount applied when calculating value utilizing "sum of the parts" valuation

Key Investment Considerations

- Seasoned and proven expertise in portable services industry
- Disciplined growth strategies, operational guidance, effective capital allocation and capital markets support
- Both Royal Wolf and Pac-Van positioned for long-term growth and increased profitability
- Dramatically improved financial and operating flexibility at subsidiary levels
  - Operational strategies driving growth for existing businesses
  - Capital allocation strategies driving accretive acquisitive expansion
- Investment activity focused on the attractive container asset class

Contacts

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
+1 626.584.9722 x1007



Larry Clark, CFA
Senior Vice President
Financial Profiles, Inc.
+1 310.478.2700 x29
lclark@finprofiles.com

